EXHIBIT 20

                          NEWS RELEASE


                                      Modine Manufacturing Company
Release Date  Immediate Release                1500 DeKoven Avenue
                                             Racine, WI 53403-2552
Contact       Mick Lucareli
Telephone     262.636.8446
              m.b.lucareli@na.modine.com


MODINE BOARD VOTES TO REDEEM SHAREHOLDER RIGHTS PLAN

RACINE, Wis., July 19, 2002 - The Modine Manufacturing Company (NASDAQ: MODI) Board of Directors has elected to terminate the company's Shareholder Rights Agreement. The plan will be terminated by redeeming the rights that were issued under the company's 1986 Shareholder Rights Agreement.

The rights will be redeemed at a price of $.0125 per right, payable in cash. There is currently one right attached to each outstanding share of common stock. Shareholders do not have to take any action to receive the redemption payment and do not have to surrender stock certificates. The redemption payment will be mailed on September 5, 2002 to shareholders of record on August 23, 2002, along with the previously declared $0.125 per share quarterly dividend payment. As a result of the redemption, the rights cannot become exercisable, and the Shareholder Rights Agreement will be terminated.

Modine specializes in thermal management, bringing heating and cooling technology to diversified markets. Modine's products are used in light, medium, and heavy-duty vehicles, HVAC equipment, industrial equipment, refrigeration systems, fuel cells and electronics. Modine can be found on the Internet at www.modine.com.